Mail Stop 0407

      							December 13, 2005

Via U.S. Mail and Fax
Mr. David Alexander
Chief Executive Officer
PORTRAIT CORPORATION OF AMERICA, INC.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105

	RE:	PORTRAIT CORPORATION OF AMERICA, INC.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-23747

Dear Mr. Norsworthy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended January 30, 2005

Selected Financial Data, pages 26 and 27

1. Please identify headings for the applicable years as "restated."

2. Refer to the ratio of earnings to fixed charges. Please present the amount of earnings not sufficient to cover fixed charges here and not in the footnote.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant
Accounting
Principles, page 62

3. Please tell us the impact of adopting FAS 143 on your financial statements.

4. We note that your lease with Meijer was terminated on January
3,
2005 and 24 stores were closed. Please tell us the impact of these closures on your financial statements.

Note 2. Operations, Liquidity and Other Matters, page 66

5. Please tell us the impact the restatement had on your 1997, 1998,
1999, 2000, 2001 and 2002 financial statements. For each item restated, tell us the amount, the financial statement line item affected and the reason for the restatement.

6. Please tell us why the long term classification was appropriate for the senior secured credit facility as the date of the balance sheet. Refer to FAS 78 and EITF 86-30 in your response.

7. We note that your auditor issued an opinion expressing a going concern on your operating subsidiary. Please tell us why you did not have a going concern uncertainty.

Note 9. Commitments and Contingencies, page 76

8. We note that you have entered into leases with Wal-Mart for the Hometown Threads business. Please tell us how you account for the rent paid by franchisees to Wal-Mart and the basis for your accounting.

Form 10-Q for the Fiscal Quarter Ended July 31, 2005

Management`s Plan, page 6

9. Describe your assessment of the likelihood that your plan can be effectively implemented. Also discuss your ability to generate sufficient cash to support your operations during the twelve-month period following the date of your most recent balance sheet presented.

Note 11. Commitments and Contingencies, page 12

10. Please disclose "an estimate of the possible loss or range of loss or state that such an estimate can not be made" under paragraph
10 of FAS 5.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. David Alexander
PORTRAIT CORPORATION OF AMERICA, INC.
December 13, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE